SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Airport

Schiphol Boulevard 217

1118 BH Schiphol, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2013

List of Exhibits:

Exhibit 99.1	News Release entitled, “CNH First Quarter 2013 EPS Increases 20% to $1.33 on Net Sales of $4.7 Billion”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Pablo Di Si
Pablo Di Si Chief Financial Officer

April 30, 2013